NGL ENERGY PARTNERS LP

6120 South Yale Avenue, Suite 805

Tulsa, OK 74136

January 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Daniel Morris

Re:                             NGL Energy Partners LP

NGL Energy Finance Corp.

Registration Statement on Form S-4 (File No. 333-235869)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NGL Energy Partners LP (the “Partnership”), NGL Energy Finance Corp. (“Finance Corp.” and together with the Partnership, the “Issuers”) and the other subsidiaries of the Partnership that are co-registrants under the Issuers’ Registration Statement on Form S-4 (File No. 333-235869) (the “Registration Statement”), hereby request acceleration of the effective date of the Registration Statement.  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on January 22, 2020, or as soon as practicable thereafter.

[Signature page follows]

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer